

February 8, 2013

Via E-mail
Mr. Andre Troshin
Chief Executive Officer
Puget Technologies, Inc.
227 Bellevue Way NE, Suite 411
Bellevue, WA 98004

>   **Re: Puget Technologies, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed February 7, 2013**
>   **File No. 333-179212**

Dear Mr. Troshin:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed February 7, 2013

1. Please amend your Form 8-K to disclose whether there were any disagreements with your former accountant, CANUSWA Accounting and Tax Services, Inc., on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedures. Refer to Item 304(a)(1)(iv) of Regulation S-K.

2. Please amend your Form 8-K to disclose whether there were any reportable events with your former accountant. Refer to Item 304(a)(1)(v) of Regulation S-K.

3. We note that on December 28, 2012, you filed an amendment to your July 31, 2012 Form 10-Q. Based on the information in your recently filed Item 4.01 Forms 8-K, it appears that you did not have an independent registered public accounting firm engaged to work for you at the date that this amended Form 10-Q was filed. Please explain to us how this amended Form 10-Q complied with the requirement that the interim financial statements contained within any Form 10-Q must be reviewed by an independent registered public

accountant using applicable PCAOB standards and procedures. If the financial statements contained in this amended Form 10-Q were not reviewed by an independent registered public accountant, please file an Item 4.02 Form 8-K advising your investors that they cannot rely on these financial statements, and amend your Form 10-Q to provide interim financial statements that have been reviewed by an independent registered public accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief